FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934.

For the month of: AUGUST 2002

PE 8-1-02

SEC Registration Number 0-18670

02051486

GREAT BASIN GOLD LTD.
1020-800 West Pender Street
Vancouver, BC
V6C 2V6

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No __X__

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________)

Enclosed:

1. Joint News Release dated August 6, 2002 (Hecla Mining Company and Great Basin Gold Ltd.)

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREAT BASIN GOLD LTD.

SHIRLEY MAIN

August 8, 2002

JOINT NEWS RELEASE

HECLA MINING COMPANY

GREAT BASIN GOLD LTD.

HECLA AND GREAT BASIN INK FINAL AGREEMENTS TO START DEVELOPMENT OF HIGH-GRADE GOLD DEPOSIT ON CARLIN TREND, NEVADA

FOR IMMEDIATE RELEASE
August 6, 2002

COEUR D'ALENE, IDAHO — Arthur Brown, Chairman and CEO of Hecla Mining Company (NYSE: HL & HL-PrB) and Ronald Thiessen, President and CEO of Great Basin Gold Ltd. (TSX Venture: GBG; OTCBB: GBGLF) are pleased to announce that final Earn-In and Joint Operating Agreements were signed today in connection with a development plan for commercial production of high-grade gold and silver within Great Basin's Ivanhoe property in Nevada. The Ivanhoe property is one of the largest contiguous mineral claim holdings located on the famous Carlin Trend and is located between the high-grade underground Midas gold mine owned by Newmont Mining to the north and Barrick Gold's rich Meikle and Goldstrike operations to the south.

Within a key portion of the Ivanhoe property known as the Hollister Development Block, one million high-grade gold equivalent ounces have already been outlined by Great Basin in the Clementine, Gwenivere and South Gwenivere gold-silver vein systems. This deposit is contained within an inferred mineral resource of 719,000 tons grading 1.29 oz gold/ton and 7.0 oz silver/ton, as audited by Behre Dolbear & Company, Ltd. This mineralization has been delineated at the relatively shallow depth of 500 to 1500 feet from surface and is open at depth. Hecla and Great Basin believe that there is excellent potential to build substantial further high-grade gold resources from these and numerous additional vein structures.

The Agreements provide that Hecla will vest in a 50% working interest in the Hollister Development Block, subject to a royalty in favor of Great Basin, providing that Hecla funds a US$21.8 million, two-stage, advanced exploration and development program, or otherwise achieves commercial production, and issues 4 million Hecla share purchase warrants to Great Basin. Concurrent with and in proportion to the Hecla warrants, Great Basin will issue 2 million share purchase warrants to Hecla. Hecla, which has an established track record of being an efficient underground miner, will manage the exploration, development and mining operations on behalf of the parties. Current economic modeling forecasts annual production from the Hollister Development Block to be approximately 180,000 ounces of gold and 920,000 ounces of silver, at a cash cost of US$114 per ounce of gold equivalent. Due to the nearby location of several competing processing plants and the relatively easy access to develop the high-grade veins, the projected total capital cost of the project (Stage I and II) is forecast at an exceptionally low US$22 million.

Hecla has already commenced engineering and permitting work to facilitate the underground drive into the gold veins. Upon receipt of permits, Hecla will complete the Stage 1 program in about 12 months. To vest in its 50% working interest, Hecla must proceed to Stage 2 within 60 days and complete the

6500 Mineral Drive, Suite 200 • Coeur d'Alene, Idaho 83815-8788 • 208/769-4100 • FAX 208/769-7612

Stage 2 program in approximately the next 12 months. During Phases 1 and 2 and in commercial production, Hecla will be the operator. A US$50 per ounce sliding scale Purchase Price Royalty is payable by Hecla at a cash operating profit per ounce of gold equivalent production within the range of US$100-200 per ounce. The Royalty will be payable by Hecla commencing at the point it has received a return of its pre-production expenditures plus 15% for Stage 1 and 2 program costs. From the recently completed economic assessments, it is estimated that recovery of the Stage 1 and 2 program costs plus 15% could occur within 9 months of commencement of commercial production.

Hecla's Mr. Brown said, "We see this project as one with low risk and extremely high future potential. At the very least, we would expect to recoup our costs, and at most, we could find the next major underground gold deposit on the Carlin Trend."

Great Basin's Mr. Thiessen stated, "These Agreements with Hecla are the start of what we know will be a very exciting period at Ivanhoe. We are pleased to have Hecla, one of America's most efficient and responsible miners, operate this project. The Hollister Block at Ivanhoe has all the ingredients for a successful low-cost gold mine; including location, management and above all, high-grade gold."

For further details on the respective companies contact Hecla Mining Company Investor Relations at (208)769-4144 or http://www.hecla-mining.com and Great Basin at 1-800-667-2114/(604)684-6365 or http://www.hdgold.com.

Hecla Mining Company, headquartered in Coeur d'Alene, Idaho, mines and processes silver and gold in the United States, Venezuela and Mexico. A 111-year-old company, Hecla has long been well known in the mining world and financial markets as a quality silver and gold producer. Hecla's common and preferred shares are traded on the New York Stock Exchange under the symbols HL and HL-PrB.

Hecla Contact: Vicki J. Veltkamp, vice president – investor and public relations, 208-769-4144
Hecla's Home Page can be accessed on the Internet at: http://www.hecla-mining.com
Great Basin Contact: Scott Cousens, Director, Investor Relations and Finance, 1-800-667-2114
Great Basin's Home Page can be assessed on the Internet at: http://www.hdgold.com